File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 (Names and address of foreign utility company)

                 Mirant Philippines Industrial Power Corporation
              Suite 501, 5th Floor, CTC Building, 2232 Roxas Blvd.,
                      Pasay City, Metro Manila, Philippines

                      (Name and address of filing company)

                               Mirant Corporation
                     1155 Perimeter Center West - Suite 100
                             Atlanta, Georgia 30338


           The Commission is requested to address communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


         Mirant Philippines Industrial Power Corporation (a corporation organized and existing under the laws of the Republic of Philippines) ("MPIPC") has been organized to own and operate a 1 x 10/12 MVA, 69/6.6 kV electrical power substation located at Bataan, Philippines and the 3kM 69 kV transmission lines connecting such substation to the grid of the National Transmission Corporation (TRANSCO). The address of MPIPC is Suite 501, 5th Floor, CTC Building, 2232 Roxas Blvd., Pasay City, Metro Manila, Philippines. A sixty percent (60%) interest in MPIPC is held by Mirant (Philippines) Resources and Development Corporation, an entity indirectly and partially-owned by Mirant Corporation ("Mirant") and a forty percent (40%) interest in MPIPC is held by Mirant (Philippines) Energy Corporation, a wholly-owned, indirect subsidiary of Mirant.


2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Mirant Corporation



                                    By:     /s/ Elizabeth B. Chandler
                                       -----------------------------------------
                                            Elizabeth B. Chandler
                                            Vice President


Date: May 18, 2004